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                               December 18, 2023

       Shannon Ghia
       Chief Executive Officer
       iShares Bitcoin Trust
       c/o iShares Delaware Trust Sponsor LLC
       400 Howard Street
       San Francisco, CA 94105

                                                        Re: iShares Bitcoin
Trust
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed December 4,
2023
                                                            File No. 333-272680

       Dear Shannon Ghia:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 13, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Prospectus Summary, page 1

   1.                                                   Please revise your
Prospectus Summary to disclose, if true, that:
                                                            The Trust is a
passive investment vehicle that does not seek to generate returns beyond tracking the
price of bitcoin; and
                                                            The Trust will not
utilize leverage, derivatives or any similar arrangements in seeking to meet its
investment objective.
       Risk Factors, page 16

   2. To the extent material, please include risk factor disclosure that addresses the risks related to your Bitcoin
Custodian and Prime Broker acting in the same capacity for several competing products.
 Shannon Ghia
FirstName  LastNameShannon   Ghia
iShares Bitcoin Trust
Comapany18,
December   NameiShares
               2023     Bitcoin Trust
December
Page 2     18, 2023 Page 2
FirstName LastName
Business of the Trust
Net Asset Value, page 61

3. Refer to your response to comment 12. You disclose on page 61 that "[i]n the instance of
         a Fair Value Event and pursuant the Trustee   s fair valuation
policies and procedures
         Volume Weight Average Prices (   VWAP   ) or Volume Weight Median
Prices (   VWMP   )
         from other index administrators (   Secondary Index   ) would be
utilized." Please revise to
         disclose whether the Trust has a license agreement with any other index administrators, and, if so, please disclose how the Secondary Index determines the VWAP and VWMP and how such calculations would by utilized. Also disclose whether or not the Sponsor will notify investors that the CF Benchmarks Index was not and/or will not be used, and, if so, how the Sponsor will notify investors.
Valuation of Bitcoin; The CF Benchmark Index, page 62

4. We continue to evaluate your response to prior comment 14 and may have further comment.
5. Refer to your response to comment 15. You disclose on page 66 that "[t]he selection of exchanges for use in the CF Benchmarks Index is based on the accessible venues on which the Trust will primarily execute transactions" and that "[t]his list of exchanges on which the Trust executes transactions may evolve from time to time, and the Index
         Administrator may make changes to the Constituent Exchanges comprising the Index from time to time for this or other reasons." Please revise to clarify, if true, that the exchanges on which the Trust executes transactions do not impact the Constituent
         Exchanges. In addition, we note your revised disclosure on page 66 that "[o]nce [the
         Trust] has actual knowledge of material changes to the Constituent Exchanges used to calculate the Index, the Trust will notify Shareholders in a prospectus supplement and on the Trust's website." Please clarify, if true, that the Trust will also update its periodic
         Exchange Act reports, as applicable.. Please also disclose whether and how the Trust will notify investors of material changes to the CF Benchmarks Index's methodology.
6. Refer to your response to comment 17. Please revise to disclose whether the Trust
         Administrator or Trustee monitors for unusual prices such that the calculation of net asset value for the purposes of creations and redemptions may be corrected after the Trust
         Administrator has published it at 4:00 p.m. ET. In this regard, we note your disclosure on page 61 that "[t]he Trust Administrator will monitor for unusual prices, and escalate to the
         Trustee if detected."
Deposit of Bitcoin; Issuance of Baskets, page 69

7.       Refer to your response to comment 21 and your disclosure on page 69 that
         "[d]esignated third parties, which may be affiliates of the Authorized Participant (each, acting in such capacity, a 'Market Maker'), will deliver bitcoin related to the Authorized
         Participant   s purchase order from the Market Maker   s prime
brokerage account at the
 Shannon Ghia
FirstName  LastNameShannon   Ghia
iShares Bitcoin Trust
Comapany18,
December   NameiShares
               2023     Bitcoin Trust
December
Page 3     18, 2023 Page 3
FirstName LastName
         Prime Broker to the Trust   s Trading Balance." Please revise to
expand your disclosure to
         clarify here that bitcoin will also be received by the Market Maker in connection with in-
         kind redemptions. In addition, please revise to disclose that bitcoin delivered to the
         Trust   s Trading Balance in connection with creations will be
transferred to the Bitcoin
         Custodian through a regular end-of-day sweep process, that Shares will be issued to the
         Authorized Participant upon successful delivery of the bitcoin to the
Trust   s Trading
         Balance and that the Prime Broker will absorb the cost of the on-chain transaction from
         the Trust   s Trading Balance to the Trust   s Vault Balance.
8. Please identify the Authorized Participants known as of the date of effectiveness or tell us why you are unable to do so.
Description of the Shares and the Trust Agreement, page 69

9. You disclose in this section that the creation and redemption of shares will be done in-
         kind. As such, please revise here, in your risk factors and in the summary to address the following:
             Please describe the risk that any registered broker-dealer that participates in the in-
              kind creation or redemption of shares for bitcoin may be unable to demonstrate compliance with the applicable requirements of the federal securities laws, including the Financial Responsibility Rules; and
             Please also describe the potential consequences to the broker-dealer, its customers and shareholders of the Trust if any such broker-dealer is unable to comply with the federal securities laws, including the Financial Responsibility Rules, in connection with in-kind creation and redemption transactions.
Amendment and Dissolution, page 73

10. Refer to your response to comment 9. Please revise here to clarify how the Trust's bitcoin would be sold in connection with the termination of the Trust. Requirements for Trustee Actions, page 76

11. Refer to your response to comments 20. Please revise to confirm, if true, that you will also notify shareholders of suspensions of creations and/or redemptions through updates to your periodic Exchange Act reports, as applicable.
The Custodians
Bitcoin Custodian, page 82

12.      Refer to your response to comments 22 and 25. Your disclosure on page
82 that
         "[t]he Bitcoin Custodian   s parent, Coinbase Global, Inc. (
Coinbase Global   ) maintains a
         commercial crime insurance policy, which is intended to cover the loss of client assets held by Coinbase Global and all of its subsidiaries, including the Bitcoin Custodian and the Prime Broker (collectively, Coinbase Global and its subsidiaries are referred to as the
         'Coinbase Insureds')," and that "[t]he insurance maintained by the Coinbase Insureds is
 Shannon Ghia
FirstName  LastNameShannon   Ghia
iShares Bitcoin Trust
Comapany18,
December   NameiShares
               2023     Bitcoin Trust
December
Page 4     18, 2023 Page 4
FirstName LastName
         shared among all of Coinbase   s customers, is not specific to the
Trust or to customers
         holding bitcoin with the Bitcoin Custodian or Prime Broker" appears to be inconsistent with your disclosure on page 34 that the Bitcoin Custodian has advised the Sponsor that it has insurance coverage of up to $320 million that covers losses of the digital assets that it custodies on behalf of its clients, including the Trust's bitcoin, resulting from theft. Please revise for clarity and consistency, and revise here and on page 84 to disclose the amount of insurance coverage held.
The Prime Broker and the Trade Credit Lender
The Prime Broker, page 83

13. Please disclose whether or not there are any limits or policies that would limit the amount of bitcoin that can be held temporarily in the Trading Balance maintained by the Prime
         Broker.
The Trade Credit Lender, page 87

14.      Refer to your response to comment 27. Please disclose the Sponsor   s
policy regarding
         whether it generally intends to fund the Trading Balance at the Prime Broker with sufficient bitcoin to pay fees and expenses or whether it regularly expects to utilize the
         Trade Financing Agreement for such fees and expenses. Also, please file the Trade
         Financing Agreement as an exhibit to your registration statement to the extent required by
         Item 601(b) of Regulation S-K.

Exhibits
Amended and Restated Trust Agreement, page 109

15. Refer to your response to comment 30. We note your disclosure on page 39 that the venue provisions of Section 7.5 of the Amended and Restated Trust Agreement do not
         apply to actions arising under the Securities Act or the Exchange Act. Please tell us how you will inform investors in future filings that the venue provision does not apply to any actions arising under the Securities Act or Exchange Act. In addition, please revise your disclosure in the Description of the Shares and the Trust Agreement section to describe the venue provision, the waiver of jury trial provision and the limitations on the right to bring derivative actions.
General

16. Please revise your disclosure to clarify whether there are any circumstances in which the
         Trust would retain Incidental Rights, however received, and whether there is a difference between how the Trust will handle Incidental Rights received as a fork as compared to an airdrop. If there are differences, please explain why. We also note the disclosure that the
         Trust    does not expect    to take Incidental Rights into account for
purposes of calculating
         NAV. Please describe any circumstances under which the Trust would take the Incidental
 Shannon Ghia
iShares Bitcoin Trust
December 18, 2023
Page 5
         Rights into account for purposes of calculating NAV.
       Please contact David Irving at 202-551-3321 or Robert Telewicz at 202-551-3438 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-551-3469 with any other questions.



FirstName LastNameShannon Ghia                              Sincerely,
Comapany NameiShares Bitcoin Trust
                                                            Division of
Corporation Finance
December 18, 2023 Page 5                                    Office of Crypto
Assets
FirstName LastName